UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2026

Jess Unruh
Chief Financial Officer
Green Dot Corporation
1675 N.Freedom Blvd (200 West) Building 1
Provo, Utah 84604

Re: Green Dot Corporation
Form 10-K for the Fiscal Year Ended December 31, 2025
Filed March 16, 2026
File No. 001-34819

Dear Jess Unruh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance